September 29, 2010

Via EDGAR

Robert Telewicz

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Impac Mortgage Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 1-14100

Dear Mr. Telewicz:

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), we hereby transmit to you the following responses to the Staff’s comment letter, dated September 21, 2010, in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”).  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the fiscal  year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 47

Net Interest Income, page 48

1.                                       Comment:  Please revise your disclosure to clearly explain the difference between net interest spread and net interest margin.  In your revised disclosure please explain how management determined than an interest spread that excludes the yield from long-term debt and notes payable would be a useful measure for investors.

Response:  The Company defined net interest spread and net interest margin in footnotes (1) and (2) at the bottom of the yield table on page 48 of the Form 10-K. The effect of the Company’s long-term debt and note payable are included within the calculation of net interest spread (included within our interest-bearing liabilities) and the discussion of the change in net interest spread for the year December 31, 2009 as compared with the year ended December 31, 2008 are included on pages 48 and 49. Accordingly, the Company believes the differences between net interest spread and net interest margin have been explained. However, the Company will take your comments into consideration in enhancing future disclosures as facts and circumstances dictate.

Non-interest Income, page 49

2.                                       Comment:  We note your discussion of the continued contraction of the market during 2009 on page F-8 of your financial statements.  Given the market contraction, explain to us why your investment securities available-for-sale and securitized mortgage collateral increased in value by approximately $3.5 million and $27.8 million respectively.  Additionally, please enhance your MD&A disclosure to include a similar discussion in future filings.

Response:  The increase in the estimated fair value of investment securities available-for-sale and securitized mortgage collateral from December 31, 2008 to December 31, 2009 was primarily the result of the adoption of FASB Staff Position (“FSP”) No. FAS 157-4 “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FASB ASC 820-10-65-4) on April 1, 2009. As disclosed on page F-21, prior to the clarifications included in FASB ASC 820-10-65-4, many registrants, including the Company, interpreted FASB ASC 820-10 to emphasize the use of most recently available quoted market prices in estimating fair value, regardless of whether markets had experienced a significant decline in the volume and level of activity relative to normal conditions and/or increased frequency of transactions that are not orderly. As the result of the adoption of FASB ASC 820-10-65-4, the Company believed that less weight should be given to the prices provided by brokers when we were estimating the fair values of our investment securities and securitized mortgage collateral, which resulted in higher estimated fair value. While the Company believes the market contraction described on page F-8 was accurate, such contraction (and resultant effect on the fair value of investment securities and securitized mortgage collateral) was more than offset by the effect of the adoption of FASB ASC 820-10-65-4. Although the adoption of FASB ASC 820-10-65-4 was a one-time event and hence may not necessarily be referenced in future filings, the Company will be mindful of disclosure of future events in order to avoid perceived directional inconsistencies.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.                                       Comment:  Please tell us how your presentation of Cash flows from operating activities, which uses Earnings from continuing operations and not Net earnings (loss) as the starting point for the indirect method presentation, complies with ASC 230-10-45-28.

Response:  The Company follows ASC 230-10-45-24, which provides companies with the option to present cash flows of discontinued operations separate from continuing operations. The Company has applied this presentation in a consistent manner as required by ASC 230-10-45-24 and believes this to be a more meaningful presentation to investors.

4.                                       Comment:  Please provide to us the details of the line item Net change in other assets and liabilities, as such amount appears to be material to the reconciliation in determining Net cash provided by operating activities for the fiscal year ended December 31, 2009 and is not clearly evident based on the year end balances for Other assets and Other liabilities.

Response:  The details of the line item Net change in other assets and liabilities within the Company’s consolidated statements of cash flows is principally comprised of two components: (1) changes from other assets and other liabilities of approximately $4.2 million and (2) $129.3 million change in real estate owned (“REO”) relating to the reversal of reserves on REO (some of these reserves were established in prior periods) for REO sold during the period. In future filings, the Company will include this amount relating to REO as a separate line item within our consolidated statements of cash flows.

Note A — Summary of Market Conditions, Business and Financial Statement Presentation including Significant Accounting Policies, page F-8

17.                                 Recent Accounting Pronouncements, page F-20

5.                                       Comment:  We note your disclosures related to the issuance of FASB issued Accounting Standards Update (“ASU”) No. 2010-9 and ASC 855-10.  Please tell us how you have met the disclosure requirements of ASC 855-10-50-1.

Response:  The Company reviewed ASC 855-10-50-1 and noted that it applies only to non-SEC filers. Accordingly, the disclosure requirements therein are not applicable to the Company.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5006.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair, Esq.

cc:           Todd R. Taylor, Impac Mortgage Holdings, Inc., Chief Financial Officer